China Yuchai International Announces Results of Dividend Elections

Singapore, Singapore – July 9, 2015 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) announced today the results of stockholders’ elections in relation to the dividend declared by its Board of Directors on May 22, 2015. The dividend of US$1.10 per share of common stock for the financial year 2014 to be made either wholly in cash or in new shares of CYI’s common stock (“Shares”) at the option of the stockholder, will be paid on July 14, 2015 to shareholders of record at the close of business on June 5, 2015.

Based on the elections by Shareholders, the aggregate dividend will be paid in the form of approximately US$23.4 million in cash and 1,102,634 Shares. The number of Shares to be issued per share of common stock was determined based on the volume weighted average trading prices of the Company’s common stock on the New York Stock Exchange during the period from June 29 to and including July 1, 2015 which was US$16.8792 per Share. Further to the issuance of 1,102,634 Shares pursuant to the dividend payment, the Company’s outstanding shares of common stock will increase to 39,298,340.

Shareholders who did not make an election or failed to respond within the given timeline will receive the dividend entirely in cash. CYI will pay fractional shares in cash which was determined based on the volume weighted average trading prices of the Company’s common stock on the New York Stock Exchange during the period from June 29 to and including July 1, 2015 which was US$ 16.8792 per Share.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2014, GYMCL sold 483,825 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss
Grayling
Tel: +1-646-284-9409
Email: cyd@grayling.com